SANDVIK

Our date
2008-01-28
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

[redacted]

08000560

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires South African supplier to exploration industry, dated 33 January 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 071217 medtech

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik acquires South African supplier to exploration industry

Sandvik has entered an agreement covering the acquisition of the South African company Corstor International (Pty) Ltd.

Corstor is a leading company within the manufacture and sale of borehole core storage and handling systems for the mining and exploration industries. Corstor also distributes analysis and survey equipment as well as accessories to the mining and exploration industries in Africa.

Sales amount to approximately SEK 70 M per year and the company has 100 employees. The head office and the largest production plant is located outside Johannesburg, South Africa. The company also has sales and service offices in Ghana and Tanzania.

"Corstor is innovative within the design and development of systems for the storage and handling of borehole cores. The customer offering comprises advanced systems for the storage of borehole cores and includes equipment to analyze cores in an environmentally conscious and safe manner. The products are an excellent complement to the business area's range aimed at the rapidly expanding exploration industry," says Lars Josefsson, President of the Sandvik Mining and Construction business area.

"The increase in exploration activities in Africa entails favorable growth opportunities for Sandvik combined with the potential to expand in other markets through Sandvik's global network."

The acquisition is subject to approval by the relevant competition authorities in South Africa and is expected to be concluded during the first quarter of 2008.

Sandviken, 22 January 2008

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President of Sandvik Mining and Construction business area, tel: +46 26 26 51 51 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel: +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation of rock and minerals in the mining and construction industries. Annual sales in 2006 amounted to about SEK 25,000 M, with approximately 12,200 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

END